Fax

RECEIVED

Direct Line: 020 7960 1236
Direct Fax: 020 7887 0001

To:	Securities and Exchange Commission	**Fax (to):**	001 202 772 9207
From:	Ruth Pavey	**Date:**	30 May 2007
Pages:	3		

Subject: Liberty International PLC

Exemption pursuant to Rule 12g 3-2(b) Under the Securities Exchange Act of 1934

File No. 82-34722

SUPPL

Please find attached an announcement made on the London Stock Exchange today.

Yours faithfully

Ruth Pavey
Senior Company Secretarial Assistant

07024068

PROCESSED
JUN 07 2007
THOMSON
FINANCIAL

LIBERTY INTERNATIONAL

May 30, 2007

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

Re: Liberty International PLC
Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
File No. 82-34722

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the document: "Notification of Major Interests in Shares".

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact Ruth Pavey at +44 (0) 20 7960 1236.

Yours faithfully,

Ruth Pavey
Senior Company Secretarial Assistant
Fax : +44 (0) 20 7887 0001
Enclosures

cc: Susan Folger, Liberty International PLC
William H. Gump, Esq.

File No. 82-34722

LIBERTY INTERNATIONAL PLC

NOTIFICATION OF MAJOR INTERESTS IN SHARES

As a result of an acquisition of voting rights Liberty International PLC has received the following notification of interests in the Ordinary shares of 50 pence in the Company:

i) Full name of Persons subject to the notification obligation	Donald Gordon Family Interests
ii)Full name of shares holders (if different from i)	Sir Donald Gordon Lady Peggy Gordon Wendy Donna Appelbaum Richard Michael Gordon Graeme John Gordon The Donald Gordon Foundation STC International Ltd
iii) Date of Transaction	25 May 2007
iv) Date issuer was notified	29 May 2007
v) Threshold that was crossed	21%
vi) Number of voting rights	(Direct) 76,230,000
vii) % of voting rights	21.01%

Kerin Williams
Deputy Company Secretary
020 7887 7108

30 May 2007

SECRETARIAT_n10262_v1_DTR_5_announcement_DG

END